UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 18, 2007

Dear Sirs

National Securities Commission

Re: Notice of Relevant Fact. Distribution and Marketing Company of the North
(EDENOR). Extension of the Underwriting Period for Bonds Class No. 7.

Dear Sirs:

In my capacity as attorney-in-fact for the Distribution and Marketing Company of the North (“EDENOR” or the “Company”), and in compliance with Article 2 of Chapter XXI of the Rules of the Argentine National Securities Commission (“CNV”), I am writing to inform you that, with respect to the Company’s issuance of its Class No. 7 Fixed Rate Bonds due 2017, the Initial Purchasers, with the prior approval of the Company, have decided to extend the deadline on or before which interested parties may present non-binding Statements of Interest to subscribe to its offer of the Bonds (the “Subscription Period”) from the original deadline of 1:00 p.m. on July 18, 2007 to 1:00 p.m. on July 31, 2007 (the “Expiration of the Subscription Period”).

This Notice hereby certifies that the Initial Purchasers, with the prior approval of the Company, may, in their discretion and taking into consideration the interest rate and/or the offering price and the volume of subscriptions received, postpone or reduce the Subscription Period again, notice of which shall be given in the official bulletin of the Buenos Aires Stock Exchange and in a leading newspaper having extensive circulation in Argentina. In case of an extension of the Subscription Period, notice shall be published one business day prior to the expiration of the Subscription Period, and in case of a reduction of the Subscription Period, notice shall be published one business day prior to the expected expiration date.

Very Truly Yours,
Jaime J. Barba Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: July 20, 2007